SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.



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                        MER Telemanagement Solutions Ltd.



6-K Items

1. Press release re MTS Reports Fourth Quarter and Fiscal Year 2005 Financial Results dated February 9, 2006.

                                                                          ITEM 1

Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Reports Fourth Quarter and Fiscal Year 2005 Financial Results

Thursday February 9, 7:00 am ET

-  Q4  Revenues   Rise  17%   Year-Over-Year;   Full  Year   Revenues  Rise  23%
Year-Over-Year -

RA'ANANA, Israel, Feb. 9 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of Business Support Systems (BSS) for comprehensive Telecommunication Management and Customer Care & Billing solutions, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2005.

Revenues for the fourth quarter were $3.0 million, compared to $2.58 million reported in the fourth quarter of 2004, an increase of 17%.

Net loss for the quarter was $335,000 ($0.06 basic and diluted net loss per ordinary share), compared to a net loss of $2.29 million ($0.49 basic and diluted net loss per ordinary share) for the fourth quarter of 2004. The quarterly net loss continued to narrow on a sequential basis, as the Company reported a net loss of $698,000 in the third quarter of 2005.

Eytan Bar, President and Chief Executive Officer, commented, "During 2005, MTS made significant progress in improving its fundamental position by delivering state-of-the-art products and technologies and instituting disciplined cost and expense management. We ended the year with a solid performance in the fourth quarter, demonstrating year-over-year improvement in revenues and on the bottom line.

"We continued to capitalize on opportunities in the enterprise market, and now have an installed base of more than 100 customers using our new, enhanced solutions. We also made progress in the service provider market, as the value of our late 2004 acquisition of TeleKnowledge continued to provide an effective launching pad for us to penetrate this new vertical market. Our superior and robust end-to-end solutions uniquely designed to meet service providers' needs and specifications have received positive reaction and are generating strong interest from prospects, as they prove beneficial to existing customers and channel partners.

Mr. Bar concluded, "MTS' targeted market segments -- enterprises and service providers -- continue to represent significant growth opportunities, driven in large part by our customers' need to reduce telecommunications expenses and improve efficiency. The work we did in the past year to enhance and introduce superior products, as well as the partner relationships we have cultivated over the years with OEMs and worldwide distributors and resellers convince us that we are well positioned to capture significant opportunities in the market."

Gross profit for the fourth quarter rose 47% to $2.2 million, which compares to gross profit of $1.5 million reported in the fourth quarter of 2004 and a 10% sequential improvement over the $2.0 million reported in the third quarter of 2005. The year-over-year improvement in gross profit is the result of both the increased revenues from products and services and a decline of direct expenses.

Total operating expenses for the quarter were $2.4 million, which represents a 33% decline year-over-year. The improvement is primarily the result of MTS' commitment to disciplined cost and expense management.

Research and development expenses rose 13% to $953,000 compared to the $845,000 reported in the fourth quarter of 2004, but declined 15% sequentially from the $1.12 million reported in the third quarter 2005. The continued year- over-year increase relates primarily to MTS' continued investment in product development. R&D expenses for the fourth quarter are net of $130,000 grants from the Israeli' Office of Chief Scientist that were approved during the fourth quarter of 2005.

Selling and marketing expenses were $916,000 in the fourth quarter, reflecting a 54% decline year-over-year, compared to $2.0 million reported in the fourth quarter of 2004, and a 7% decline sequentially. The further reduction in selling and marketing expenses is the result of MTS' focus on investing in growth markets and targeted geographic areas, as well as the Company's ability to form partnerships with leading OEMs and vendors for various initiatives.

MTS ended the fourth quarter with a healthy, accumulated backlog of orders of approximately $2.6 million. The backlog represents orders booked by the Company but not yet recognized as revenue through the end of 2005.

MTS' cash and cash equivalents, including marketable securities, were $3.32 million as of December 31, 2005.

Shlomi Hagai, Corporate COO & CFO, stated, "MTS has delivered improved top line performance for the past six quarters and improved the bottom line for the past three quarters. As a result of these top-line gains, we were able to maintain our aggressive investment in new product development projects and still improve bottom line performance. The cash we raised in the third quarter will allow us to further execute our growth strategy and to fund expanding activities in R&D and sales and marketing. We expect these investments to produce increased sales and ultimately improved operating results in 2006."

Full Year 2005 Results

Revenues for the full year were $11.56 million, compared to $9.41 million for the full year 2004.

Net loss for the full year was $4.2 million ($0.83 basic and diluted net loss per ordinary share), compared to a net loss of $4.13 million ($0.89 basic and diluted net loss per ordinary share) for the full year 2004.

Conference Call Information

MTS will conduct a teleconference to discuss the fourth quarter and fiscal year 2005 results on, Thursday February 9, at 11:00 AM Eastern Time (18:00 Israel
Time). To access the call, please dial 1-877-270-4109 from the US or Canada (toll free), 1-809-457-877 from Israel (toll free), or 1-706-679-0560 from other locations approximately 5-10 minutes prior to the starting time.

A replay of the call also will be available from 2:00 PM ET on Thursday, February 9, 2006, until 11:59 PM ET on Thursday, February 16. To access the replay please, dial 1-800-642-1687 from the US or Canada (toll free), 1-809-458-731 from Israel (toll free), or 1-706-645-9291 from other locations and enter conference ID #5040984.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of business support systems for comprehensive telecommunication management and customer care & billing solutions. MTS' business support system is a full-featured customized solution for telecommunications management, Interconnect and customer care & billing. Its telecommunications expense management solution is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology operations, and to significantly reduce associated costs. Its service providers and carriers solutions are used to support sophisticated billing, web-based self- provisioning, partners management and interconnect billing.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contacts:
    Company                                  Investor Relations:
    Shlomi Hagai                             Kathy Price
    Corporate COO & CFO                      Managing Director
    MTS - MER Telemanagement Solutions       The Global Consulting Group
    Tel: +972-9762-1733                      Tel: +1 646-284-9430
    Email: Shlomi.Hagai@mtsint.com           Email: kprice@hfgcg.com

            Mer Telemanagement Solutions Ltd. and Its Subsidiaries
                    CONSOLIDATED STATEMENTS OF OPERATIONS
         U.S. dollars in thousands (except share and per share data)

                                      Three months ended        Year ended
                                         December 31,           December 31,
                                       2005       2004       2005       2004
                                          Unaudited               Audited

    Revenues from products and
     services                         $3,012     $2,577    $11,563     $9,413
    Cost of revenues from products
     and services                        848      1,093      3,802      2,814

    Gross profit                       2,164      1,484      7,761      6,599

    Operating expenses:
     Research and development, net       953        845      4,395      2,362
     Selling and marketing               916      2,016      4,797      6,300
     General and administrative          520        682      2,830      2,101

    Total operating expenses           2,389      3,543     12,022     10,763

    Operating loss                      (225)    (2,059)    (4,261)    (4,164)
    Financial income (expenses), net     (49)        32        (28)        78
    Other income (expenses), net           6         15         81          -

    Loss before taxes on income         (268)    (2,012)    (4,208)    (4,086)
    Taxes on income                       10        263         10        266
                                        (278)    (2,275)    (4,218)    (4,352)
    Equity in earnings of
     affiliate                           (57)       (10)         2        225

    Net loss                           ($335)   ($2,285)   ($4,216)   ($4,127)

    Net loss per share:

    Basic and diluted net loss per
     Ordinary share                   ($0.06)    ($0.49)    ($0.83)    ($0.89)

    Weighted average number of
     Ordinary shares used in
     computing basic and dilute
     loss per share                5,724,504  4,638,004  5,092,117  4,634,413

            Mer Telemanagement Solutions Ltd. and Its Subsidiaries
                           CONSOLIDATED BALANCE SHEETS
                            U.S. dollars in thousands

                                                            December 31
                                                       2005              2004
                                                              Audited
    ASSETS

    CURRENT ASSETS:
      Cash and cash equivalents                      $3,191            $3,814
      Marketable securities                             132             1,057
      Trade receivables (net of allowance
       for doubtful accounts of $370 and
       $402 at December 31, 2004 and 2005,
       respectively)                                  1,999             1,348
      Other accounts receivable and prepaid
       expenses                                         491               391
      Inventories                                       181               178

    Total current assets                              5,994             6,788

    LONG-TERM INVESTMENTS:
      Investment in an affiliate                      1,615             2,119
      Long-term loans, net of current maturities          3                45
      Severance pay fund                                478               535
      Other investments                                 347               373

    Total long-term investments                       2,443             3,072

    PROPERTY AND EQUIPMENT, NET                         571               581

    OTHER ASSETS:
      Goodwill                                        3,700             3,415
      Other intangible assets, net                      993             1,394
      Deferred income taxes                             115                73

    Total other assets                                4,808             4,882

    Total assets                                    $13,816           $15,323

            Mer Telemanagement Solutions Ltd. and Its Subsidiaries
                         CONSOLIDATED BALANCE SHEETS
         U.S. dollars in thousands (except share and per share data)

                                                            December 31
                                                      2005              2004
                                                              Audited
    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
      Short term bank credit                       $    47           $     -
      Trade payables                                   735               719
      Accrued expenses and other
       liabilities                                   2,259             2,042
      Deferred revenues                                888             1,254

    Total current liabilities                        3,929             4,015

    LONG-TERM LIABILITIES:
         Accrued severance pay                         713               651

    Total long-term liabilities                        713               651

    SHAREHOLDERS' EQUITY:
     Share capital -
       Ordinary shares of NIS 0.01 par value
        - Authorized: 12,000,000 shares at
        December 31, 2004 and 2005; Issued:
        4,648,804 and 5,744,304 shares at
        December 31, 2004 and 2005,
        respectively; Outstanding: 4,638,004
        and 5,733,504 shares at December 31,
        2004 and 2005, respectively                     17                14
     Additional paid-in capital                     15,966            12,879
     Treasury shares (10,800 and 10,800
      shares at December 31, 2004 and
      2005, respectively)                              (29)              (29)
     Deferred stock compensation                      (142)             (208)
     Accumulated other comprehensive income (loss)     (75)              348
     Accumulated deficit                            (6,563)           (2,347)

    Total shareholders' equity                       9,174            10,657

    Total liabilities and shareholders'
     equity                                        $13,816           $15,323




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: February 9, 2006